

Mail Stop 7010

May 23, 2007

Ms. Kimberly A. Springsteen
Chief Executive Officer and Chief Financial Officer
Commonwealth Income & Growth Fund V
Brandywine One, Suite 200
2 Christy Drive, Chadds Ford, PA 19317

      RE: Form 10-K for the Fiscal Year ended December 31, 2006
               File No. 333-108057

Dear Ms. Springsteen:

      We have reviewed your response letter dated May 17, 2007 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2006</u>

<u>General</u>

1. Please provide, in writing, a statement from the company acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief